Exhibit 99.2

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

- - - - - - - - - - - - - - - - - - -

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2021	2020
		(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$30,010	$44,707
Restricted cash		923	800
Short-term deposits		-	1,667
Inventory	5	267	271
Trade receivables		11	55
Other accounts receivable and prepaid expenses	4	1,698	428

Total current assets		32,909	47,928

NON-CURRENT ASSETS:
Deferred transaction costs		3,961	328
Property and equipment, net		1,400	755

Total non-current assets		5,361	1,083

TOTAL ASSETS		$38,270	$49,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,167	$970
Other accounts payable and accrued expenses	6	6,728	2,260
Deferred revenues		578	-

Total current liabilities		9,473	3,230

TOTAL LIABILITIES		9,473	3,230

COMMITMENTS AND CONTINGENCIES	7

SHAREHOLDERS’ EQUITY:	10
Ordinary and Preferred shares *)		-	-
Additional paid-in capital		181,749	154,959
Accumulated deficit		(152,952)	(109,178)

Total shareholders’ equity		28,797	45,781

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$38,270	$49,011

*)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 3, Merger Agreement, for details.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2021	2020

Revenues		$6	$217

Cost of sales		15	345

Gross loss		(9)	(128)

Operating expenses:

Research and development expenses, net		16,694	20,153

Selling, general and administrative expenses		27,038	18,219

Total operating expenses		43,732	38,372

Operating loss		(43,741)	(38,500)

Financial income, net		12	293

Net loss before income tax		(43,729)	(38,207)

Tax on income		45	-

Net loss		$(43,774)	$(38,207)

Net comprehensive loss		$(43,774)	$(38,207)

Basic and diluted net loss per share	9	$(0.22)	$(0.26)

Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share *)	3, 9	196,367,365	148,751,527

*)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 3, Merger Agreement, for details.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Additional paid in	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity

Balance as of January 1, 2020 *)	40,073,011	$-	95,170,628	$-	$69,077	$(41,465)	$27,612

Issuance of preferred shares, net	-	-	9,638,101	-	25,825	-	25,825
Share-based compensation	-	-	-	-	33,652	-	33,652
Net loss	-	-	-	-	-	(38,207)	(38,207)

Balance as of June 30, 2020 (Unaudited)	40,073,011	$-	104,808,729	$-	$128,554	$(79,672)	$48,882

	Ordinary shares		Preferred shares		Additional paid in	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity

Balance as of January 1, 2021 *)	45,271,559	$-	130,799,440	$-	$154,959	$(109,178)	$45,781

Issuance of ordinary shares	1,989,622	-	-	-	-	-	-
Exercise of warrants	-	-	9,745,415	-	2,657	-	2,657
Share-based compensation	-	-	-	-	24,133	-	24,133
Net loss	-	-	-	-	-	(43,774)	(43,774)

Balance as of June 30, 2021 (Unaudited)	47,261,181	$-	140,544,855	$-	$181,749	$(152,952)	$28,797

*)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 3, Merger Agreement, for details.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:

Net loss	$(43,774)	$(38,207)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	169	65
Capital loss	92	18
Share-based compensation	24,133	33,652
Decrease (increase) in inventory	4	(71)
Decrease (increase) in trade receivables	44	(51)
Increase in other accounts receivable and prepaid expenses	(1,270)	(40)
Increase in trade payables	1,191	149
Increase (decrease) in deferred revenues	578	(5)
Increase in other accounts payable and accrued expenses	1,434	464

Net cash used in operating activities	(17,399)	(4,026)

Cash flows from investing activities:

Proceeds from deposits	1,667	-
Purchase of property and equipment	(900)	(308)

Net cash provided by (used in) investing activities	767	(308)

Cash flows from financing activities:

Proceeds from exercise of warrants to preferred shares	2,657	-
Payments of deferred offering costs	(599)	-
Proceeds from issuance of Preferred shares, net	-	25,825

Net cash provided by financing activities	2,058	25,825

Increase (decrease) in cash, cash equivalents and restricted cash	(14,574)	21,491
Cash, cash equivalents and restricted cash at beginning of year	45,507	27,712

Cash, cash equivalents and restricted cash at end of period	$30,933	$49,203

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
Non-cash financing and investing activity:

Accrued offering costs	$3,086	$-
Purchase of property and equipment	$6	$-

	June 30,
	2021	2020
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$30,010	$49,113
Restricted cash	923	90

Total cash, cash equivalents and restricted cash	$30,933	$49,203

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company”) is a development stage technology company in the field of electric mobility. The Company has developed two core innovations which make up the foundation of its products; first, the “REEcorner,” which integrates critical vehicle components into an area between the chassis and the wheel (the “corners”) creating a compact and efficient single module that is controlled via REE’s proprietary X-by-Wire Control technology which controls each of the corners of the vehicles; second, the “REEboard”, a fully flat and modular EV chassis that includes the REEcenter control system, the “REEcenter”, thermal management, power converter and power module. The REEcorners and the REEboard together comprise the scalable and modular “REEplatform”, which is designed to be agnostic as to vehicle size and design, power-source and driving mode (human or autonomous). In addition, the Company developed wheel-based suspension technologies for personal mobility (“Softwheel”).

On February 3, 2021, the Company entered into a merger agreement (the “Merger) with 10X Capital Venture Acquisition Corp, a Delaware corporation (“10X Capital”), a special purpose acquisition company (“SPAC”). The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company.

The Company became a Nasdaq listed publicly traded company on July 23, 2021, trading under the ticker symbols “REE” and “REEAW,” respectively (for further information see Note 3).

b.	The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020.

The significant accounting policies disclosed in the Company’s audited 2020 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the year ending December 31, 2021.

b.	Use of estimates:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

c.	Deferred revenue

On April 2021, the Company entered into a strategic development agreement, pursuant to which the Company will develop and supply REEplatform prototypes for a potential commercial relationship. As of June 30, 2021, the Company recorded deferred revenue of $578. Deferred revenue includes billings in excess of revenue recognized related to product and service revenue and is recognized as revenue when the Company performs under the contract.

d.	Recently issued accounting pronouncements, not yet adopted:

1.	In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to recognize all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

2.	In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes” (“the Update”). ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The standard will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

3.	In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses—Measurement of Credit Losses on Financial Instruments.” This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein.

Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

NOTE 3:-MERGER AGREEMENT

On February 3, 2021, the Company entered into a merger agreement with 10X Capital. The Merger was consummated on July 22, 2021 with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i) Each preferred share, par value NIS 0.01 each, of the Company (each, a “Company’s Preferred Share”) converted into Class A ordinary shares, without par value, of the Company (“Class A Ordinary Shares”), in accordance with Company’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, the Company effected a stock split of all of its outstanding Class A Ordinary Share into an aggregate of 188,722,998 Class A Ordinary Shares, calculated in accordance with the terms of the Merger Agreement such that each Class A Ordinary Share had a value of $10.00 per share after giving effect to such stock split (together with the conversion of the Company’s Preferred Shares, the “Capital Restructuring”).

Each outstanding share of Class B common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class B Common Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class A Common Stock”) and, immediately thereafter, each outstanding share of 10X Capital Class A Common Stock converted into the right to receive one newly issued Class A Ordinary Share. A total of 12,703,234 Class A Ordinary Shares were issued to holders of 10X Capital Class A Common Stock.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- MERGER AGREEMENT(Cont.)

Pursuant to that certain SPAC Letter Agreement entered into concurrently with the Merger Agreement (the “Letter Agreement”), by and among 10X Capital, its executive officers and directors, 10X Capital SPAC Sponsor I LLC (the “Sponsor”) and the Company, up to 1,500,000 of the Class A Ordinary Shares held by the Sponsor were subject to forfeiture without consideration if the trading prices of Class A Ordinary Shares specified in the Letter Agreement were not achieved following the Merger. On the second business day following the Merger, all 1,500,000 Class A Ordinary Shares were forfeited pursuant to the terms of the Letter Agreement, resulting in 11,203,234 Class A Ordinary Shares held by the holders of 10X Capital Class A Common Stock.

Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”) were converted into the right to receive an equal number of warrants to purchase one Class A Ordinary Share (the “Warrants”), subject to downward adjustment to the next whole number in case of fractions of Warrants. A total of 15,562,500 Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Warrants.

The Company’s ordinary shares are divided into two classes. The Class A Ordinary Shares have one vote per share. The Class B ordinary shares, without par value (the “Class B Ordinary Shares”), each have 10 votes per share. An aggregate of 83,417,110 Class B Ordinary Shares were issued to the founders of the Company representing approximately 39% of the voting power to each of them immediately following the Merger.

On February 3, 2021, concurrently with the execution of the Merger Agreement, the Company and 10X Capital entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 30,000,000 shares of 10X Capital Class A Common Stock at $10.00 per share for gross proceeds of approximately $300,000  (the “PIPE Financing”) on the Closing Date, which were converted into 30,000,000 Class A Ordinary Shares upon the consummation of the Merger. The PIPE Financing closed immediately prior to the Merger.

Total gross proceeds resulted from the Merger transaction were approximately $348,000 out of which total transaction costs amounted to approximately $63,000.

On July 22, 2021, the Company’s board of directors approved a 1:26.7017 stock split and a change in par value from 0.01 NIS to no par value. As a result, all Ordinary shares, Preferred Shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30,	December 31,
	2021	2020

Government authorities	$673	$138
Prepaid expenses	371	222
Advances to suppliers	590	-
Other receivables	64	68

	$1,698	$428

NOTE 5:- INVENTORIES

	June 30,	December 31,
	2021	2020

Raw materials	$31	$31
Finished goods	236	240

	$267	$271

The company did not record inventory write-offs for the six months ended June 30, 2021 and 2020.

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30,	December 31,
	2021	2020

Employees and payroll accruals	$2,526	$1,480
Deferred transaction costs	3,414	328
Professional fees	227	379
Other payables	561	73

	$6,728	$2,260

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-COMMITMENTS AND CONTINGENCIES

a.	Commitments:

The Company leases its operating facilities and vehicles under operating lease agreements, the latest of which expires in 2026 with an extension option for an additional five years. The extension option was determined not to be reasonably assured of being exercised.

Future minimum commitments under these leases as of June 30, 2021, are as follows:

Periods ended December 31,	Operating leases

2021 (6 months)	$564
2022	2,041
2023	1,749
2024	1,653
2025 and thereafter	3,064

Total	$9,071

Rent expenses under operating leases for the six months ended June 30, 2021 and 2020 were $370 and $112, respectively.

b.	Guarantee:

A guarantee in the amount of approximately $923 was issued by a bank to secure the Company’s office rent and credit cards payments.

c.	Royalty bearing grants in connection with Softwheel’s activities:

The Company’s research and development efforts in connection with Softwheel’s activities have been partially financed through grants from the Israeli Innovation Authority (“IIA”). Under the research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3-5% on sales of products developed with funds provided by the IIA.

Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If the Company returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as noted above. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

For the six months ended June 30, 2021 and 2020, the Company had an aggregate of paid and accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $*) and $21, respectively.

As of June 30, 2021, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $717.

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate dollar amount of the grants received linked to the U.S. consumer price index. For the six months ended June 30, 2021 and 2020, no expenses were recorded.

As of June 30, 2020, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $433.

*)	represents an amount lower than $1

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-COMMITMENTS AND CONTINGENCIES (Cont.)

d.	Legal proceedings:

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. Although it cannot predict with assurance the outcome of any litigation, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on its financial condition, results of operations, or cash flows.

NOTE 8:- SEGMENTS

a.	The Company applies ASC topic 280, “Segment Reporting”, (“ASC No. 280”). The Company operates in one reportable segment.

Effective January 1, 2021, The Company’s reportable segments changed as a result of a change in the way chief operating decision maker manages the businesses, allocates resources and evaluates performance, and the related changes in Company’s internal organization.

The Company now operates as one operating segment. The Company’s Chief Executive Officer (“CEO”), is the chief operating decision who makes, manages and allocates resources to the operations of the Company on an entity-wide basis.

Prior to the January 1, 2021 change in reportable segments, the Company had two operating segments: REE segment and the Softwheel segment. The REE segment includes the activity related to the development of the REE platform. The Softwheel segment includes the activity related to production and selling of wheels for personal mobility.

b.	The following tables present total revenues for the six months ended June 30, 2021 and 2020 and long-lived assets as of June 30, 2021 and as of December 31, 2020:

Entity wide disclosure:

Net sales attributed to countries that represent a significant portion of consolidated net sales are as follows:

	Six months ended June 30,
	2021	2020

Israel	$-	$9
Germany	$-	$61
Norway	$-	$34
US	$5	$11
Italy	$-	$19
Rest of the world	$1	$83

Long-lived assets other than financial instruments attributed to countries that represent a significant portion of consolidated assets are as follows:

	June 30,	December 31,
	2021	2020

Israel	79%	99%
UK	20%	-
US	1%	1%
Germany	(*	(*

*)	Represents less than 1%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Six months ended June 30,
	2021	2020
Numerator:

Net loss for basic and diluted loss per share	$(43,774)	$(38,207)

Denominator:

Weighted average number of ordinary shares and preferred share used in computing basic and diluted net loss per share *)	196,367,365	148,751,527

Basic and diluted loss per ordinary share and preferred share	$(0.22)	$(0.26)

*)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 3, Merger Agreement, for details.

During the six months ended June 30, 2021 and 2020, the Company was in a loss position and therefore all its securities were antidilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted loss per share due to their anti-dilutive effect was 63,281,734 and 89,689,917 for the six months ended June 30, 2021 and 2020.

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Composition *):

	June 30, 2021
	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of no par value each	372,124,239	47,261,181
Preferred A shares of no par value each	37,431,121	23,770,526
Preferred A-1 shares of no par value each	7,746,902	7,746,902
Preferred B shares of no par value each	71,499,221	64,185,709
Preferred B-1 shares of no par value each	6,168,459	5,858,106
Preferred C shares of no par value each	42,801,681	21,581,947
Preferred D shares of no par value each	21,895,369	16,523,474
Preferred D-1 shares of no par value each	1,068,067	878,191

	560,735,059	187,806,036

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

	December 31, 2020
	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of no par value each	372,124,239	45,271,559
Preferred A shares of no par value each	37,431,121	23,770,526
Preferred A-1 shares of no par value each	7,746,902	7,746,902
Preferred B shares of no par value each	71,499,221	54,440,294
Preferred B-1 shares of no par value each	6,168,459	5,858,106
Preferred C shares of no par value each	42,801,681	21,581,947
Preferred D shares of no par value each	21,895,369	16,523,474
Preferred D-1 shares of no par value each	1,068,067	878,191

	560,735,059	176,070,999

*)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 3, Merger Agreement, for details.

b.	Company’s shares:

1.	Shareholders’ equity:

As of June 30, 2021, the Company had 47,261,181 ordinary shares with no par value issued and outstanding. As of December 31, 2020, the Company had 45,271,559 ordinary shares with no par value issued and outstanding. These share amounts reflect the stock split which was effective July 22, 2021.

Each ordinary share confers upon its holder the right to one vote and to receive dividends as declared by the Board of Directors of the Company.

2.	Preferred shares:

The preferred shares are convertible into ordinary shares and have similar rights as ordinary shares except for anti-dilution rights and certain adjustments in accordance with the Company’s Articles of Association as following: adjustments for share splits and combinations, adjustments for a recapitalization of the ordinary shares and adjustments for a share dividend.

In the event of a Liquidation, Deemed Liquidation, or distribution of dividends in cash or in kind (each a “Distribution Event”), the Available Assets shall be distributed between all shareholders of the Company on a pro-rata basis based on their respective holdings of the Company’s issued and outstanding share capital.

c.	Equity transactions:

1.	In April 2021, the Company entered into a strategic collaboration agreement with a strategic partner regarding the ability to work with the Company to develop new markets and new business models for REE’s corner module technology and design (the “Strategic Partner”). In June 2021 the Company issued to the Strategic Partner 1,989,622 ordinary shares (on a post split basis) and had agreed to issue additional ordinary shares to be issued to the Strategic Partner upon the achievement of certain revenue and production milestones, which will require the Company to obtain definitive purchase orders from third-party customers. As a result, the Company recorded share-based compensation expenses in the amount of $15,852 in selling, general and administrative expenses.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

2.	During January, February, March and April 2021, certain investors exercised their Preferred B warrants at a price of $0.27 per share. Such investors paid a total of $2,657 in exchange for 9,745,415 Preferred B shares of no par value of the Company. These per share values and share amounts reflect the stock split which was effective July 22, 2021.

3.	During January and February 2020, investment agreements were signed (the “Agreements”) with a new investor and an existing investor (the “Investors”). Pursuant to the Agreements, the Investors invested a total amount of $25,825 in exchange for 9,638,101 Preferred D shares of no par value of the Company, at a price per share of $2.68. These per share values and share amounts reflect the stock split which was effective July 22, 2021.

d.	In 2011, the Board of Directors of the Company adopted the REE Automotive Ltd. Employees and Non-Employees Share Incentive Plan (as amended the “Share Incentive Place” or the “Plan”). As of June 30, 2021, the Plan provided for the grant of up to 135,449,933 options (post split) to purchase Ordinary shares of the Company to employees and non-employees of the Company and its subsidiaries.

In general, options granted under the Plan vest over a three-year period and expire 10 years from the date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised, and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire 90 days after the date of termination, unless determined otherwise by the Company.

As of June 30, 2021, 46,560,529 (on a post split basis) options were available for future grants under the plan.

e.	Options to Employees during the period:

During the six months ended on June 30, 2021, the Company granted 1,415,188 (on a post split basis) options to purchase ordinary shares of the Company to employees and non-employees of the Company and its subsidiaries.

The Company used the following weighted-average assumptions for options granted to employees and non-employees:

Six months ended June 30, 2021

Volatility	65.5%-69.0%
Risk-free interest rate	0.53%-1.07%
Dividend yield	0%
Expected life (years)	5.60

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

These assumptions and estimates were determined as follows:

Fair value of ordinary shares - as the Company’s ordinary shares are not publicly traded, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists.

Risk-free interest rate - the risk-free rate for the expected term of the options is based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Expected term - the expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected volatility - since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

f.	The following table sets forth the total share-based compensation expense included in the consolidated statements of comprehensive loss for the six months ended June 30, 2021 and 2020:

	Six months ended June 30,
	2021	2020

Research and development expenses, net	$3,182	$17,742
Selling, general and administrative expenses	20,951	15,910

Total	$24,133	$33,652

g.	The fair value of certain performance share options with market-based performance conditions granted under the employee equity plan was estimated on the grant date using the Monte Carlo valuation methodology.

NOTE 11:- RELATED PARTIES

a.	During the six months ended June 30, 2020, a family member of one of the Company’s founders provided workshop services to the Company. During the six months ended June 30, 2021, no such services were provided.

Transactions with the related party were as follow:

	Six months ended June 30,
	2021	2020

Research and development expenses, net	$-	$16

Balances with the related party were as follow:

	June 30,	June 30,
	2021	2020

Property and equipment, net	$-	$33
Trade payables	$-	$6

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SUBSEQUENT EVENTS

a.	The Merger was consummated on July 22, 2021. See Note 3, Merger Agreement, for details.

b.	In July 2021, the Board and the shareholders of the Company approved the reservation for issuance under the REE Automotive Ltd. 2021 Share Incentive Plan (the “Incentive Plan”) of such number of Class A Ordinary Shares equal to 10% of the Class A Ordinary Shares to be issued and outstanding as of the Closing Date. 23,142,623 Class A Ordinary Shares have been reserved for issuance of awards under the Incentive Plan, in accordance with and subject to the terms and conditions of the Incentive Plan.

The Board and the shareholders of the Company approved the reservation for issuance under the “REE Automotive, Ltd. Employee Stock Purchase Plan” (the “ESPP”) of such number of Class A Ordinary Shares equal to 2% of the Class A Ordinary Shares to be issued and outstanding as of the Closing Date. 4,628,524 Class A Ordinary are reserved for issuance of awards under the ESPP, in accordance with and subject to the terms and conditions of the ESPP.

c.	On July 22, 2021, the Board of Directors approved options grants in the amount of 39,431,183 (on a post split basis) to the Founders at a per share exercise price equal to NIS 0.01.

d.	On July 22, 2021, the Board of Directors decided to cancel the reservation of 2,128,978 Ordinary Shares (on a post split basis) which were previously reserved by the Board under the 2011 Key Employee Share Incentive Plan, such that following such cancellation the balance of un-allocated shares (underlying option awards) under the Plan shall be zero.

e.	On August 16, 2021, the Board of Directors approved the issuance of 620,479 shares. 370,479 shares were issued pursuant to the terms of a strategic collaboration agreement with a Strategic Partner, and 250,000 shares issued to an affiliate of Cowen and Company, LLC (“Cowen”) in consideration for advisory services provided by Cowen in connection with the Business Combination.

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